Montgomery, McCracken, Walker & Rhoads, llp
attorneys at law

Don E. Felice	123 South Broad Street	Direct Dial
Admitted in Pennsylvania, New Jersey	Avenue of the Arts	(215) 772-7385
Philadelphia, PA 19109-1029
	215-772-1500	dfelice@mmwr.com
Fax 215-772-7620

October 25, 2007

Ms. Patricia Williams

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               The Industry Leaders Fund (the “Registrant” or “Fund”)
Form N-1A Post-Effective Amendment No. 16 (“PEA No. 16”)
File Nos. (33-62893 /811-08989)

Dear Ms. Williams:

On behalf of the Registrant, we have prepared the following response to the SEC Staff’s comments on PEA No. 16 which you provided by telephone to my office on October 24, 2007.

With Respect to the Prospectus:

1.                                       Comment:  You suggested that Registrant’s name describes a type of security and that, in accordance with Rule 35d-1, the prospectus should include the disclosure mandated by that rule. You also suggested that a more complete description of securities that fall within the term “industry leader” would be appropriate

Response:  We respectfully disagree with the notion that Rule 35d-1 is applicable to the name “Industry Leaders Fund.”  The phrase “industry leaders” is reflects Registrant’s adherence to a patented investment strategy but does not suggest a focus on a particular type of security or industry – the threshold that must be met before Rule 35d-1 is applied.(1),. We note Registrant’s  prospectus currently includes disclosure to the effect that “substantially all” of the Fund’s assets are invested in accordance with the Industry Leaders Portfolio Strategy described in the prospectus, and that the Fund will provide at least 60 days notice before that policy is changed. In short, while Registrant does not

(1) Examples of “security types” that were cited in the adopting release for Rule 35d-1 included “ABC Stock Fund or XYZ Bond Fund.”  Additionally, we believe that the release makes it clear that the Rule was not intended to apply to names, such as Registrant’s name, that would require additional definition to be understood.  Investment Company Names, Investment Company Act Release No. IC-24828 (Jan 17, 2001).

•	Philadelphia, PA • Cherry Hill, NJ	•	Wilmington, DE	Berwyn, PA	•	West Chester, PA •

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA

LOUIS A. PETRONI – NEW JERSEY RESPONSIBLE PARTNER

believe Rule 35d-1 is applicable, Registrant believes that its disclosed polices are consistent with that Rule’s requirements.

With respect to your suggestion that the term “Industry Leaders” requires further definition, we note that the term is a registered trademark that refers to the adviser’s patented “Industry Leaders Portfolio Strategy” and is not necessarily intended to be descriptive of particular securities held by the portfolio. We believe that the description of the kinds of companies selected by the Portfolio Strategy, set forth in the third bullet point under “Principal Investment Strategies of the Fund” provides sufficient information for an investor to understand what the adviser would consider to be an “Industry Leader.”

2.                                       Comment:  You noted that the year to date as of the most recently completed quarter performance information needed to be added under the performance bar chart.

Response:  This disclosure was omitted from the 485(a) filing as the information for performance as of September 30, 2007 was not yet available. It will be included in the 485 (b) filing.

3.                                       Comment:  With respect to the “Expenses of the Fund” table you requested clarification as to the distinction between Class D Shares and Class I Shares.

Response:  As we discussed, while the fee and expense structure of these two classes is identical, they have different minimum investment requirements due to the different channels through which they are distributed.

With Respect to the SAI:

1.                                       Comment:  With respect to the Fund’s “Fundamental Investment Restrictions,” you noted that the statement that “finance companies will be considered a part of the industry they finance” should not apply to general “consumer” finance companies, which should be considered to be an industry in and of themselves.

Response:  The disclosure will be modified in accordance with your suggestions.

In addition, we hereby represent, on behalf of the Registrant, that the Registrant will not assert any comment or review by the Commission’s staff relating to the filing referred to above as an affirmative defense in any proceeding initiated by the Commission or any other person against the Registrant. We further acknowledge that, as contemplated under the federal securities laws, the adequacy of the disclosure in the filing referenced above is the responsibility of the Registrant. (2)

I trust that the foregoing is responsive to your comments. If you have any further questions, please contact me at (215) 772-7385.

Very truly yours,

Don E. Felice

cc:                                 Gerald Sullivan

(2) In providing the foregoing representation, we note the staff’s policy, announced in the Commission’s press release of June 24, 2004, of requesting such representations with respect to all disclosure filings made with the Commission and reviewed by the Commission’s staff.  As indicated in referenced press release, neither the request for, nor the provision of, the above representation should be construed as confirming that there is or is not an inquiry or other pending matter involving Registrant.